

July 25, 2014

Via E-mail
Michael Krawitz
Chief Legal and Financial Officer
VeriTeq Corporation
220 Congress Park Drive, Suite 200
Delray Beach, FL 33445

      Re: VeriTeq Corporation
              Preliminary Information Statement on Schedule 14C
              Filed July 3, 2014
              File No. 000-26020

Dear Mr. Krawitz:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kathleen Krebs, for

              Larry Spirgel
              Assistant Director

cc: Via E-mail
        Lorraine Breece
        VeriTeQ Corporation